UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                   Citadel Holding Corporation
       ____________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
       ____________________________________________________
                 (Title of Class of Securities)


                            172862104
       ____________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
       ____________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     November 4, 1994
       ____________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box.

              _______
                                               _______

Check the following box if a fee is being paid with the statement       .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 12 Pages

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. __X__          b.

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       647,000
8.   SHARED VOTING POWER:       None
9.   SOLE DISPOSITIVE POWER:  647,000
10.  SHARED DISPOSITIVE POWER:  None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          9.70%

14.  TYPE OF REPORTING PERSON*:

          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 3 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     a. __X__            b.

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 4 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     a. __X__            b.


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 5 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     a. __X__             b.

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 6 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     a. __X__               b.

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     _______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
   Supplement to Amendment No. 3 to Schedule 13D
   Issuer - Citadel Holding Corporation
   Reporting Persons  - Dillon Investors, L.P., Roderick H. Dillon, Jr.,
      Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr. Foundation and Bradley C. Shoup.


Item 1.   Security and Issuer

          This Amendment No. 3 to the Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"),
Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation")(collectively, the "Dillon Entities"), on March 18, 1994, with the Securities and Exchange Commission (the "SEC") relates to the common stock, no par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 North Brand Boulevard, Glendale, California 91203. This Amendment No. 3 amends certain information set forth in the Schedule 13D, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1") and Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2").


Item 2.   Identity and Background

          The persons filing this Amendment No. 3 (the "Reporting Persons") are DI, RHD, RHD-IRA, RHD-Foundation and Bradley C. Shoup ("Shoup").

            DI is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228. The sole general partner of DI is Roderick H. Dillon, Jr.

          RHD is an individual investor and is employed as chief investment officer with Dillon Capital Management Limited Partnership, an investment advisory and management firm. His business address is Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228. Roderick H. Dillon, Jr. is the sole beneficiary of RHD-IRA. Roderick H. Dillon, Jr. is the sole trustee of RHD-Foundation. The principal business of RHD-Foundation is that of a charitable foundation, and RHD-Foundation is located at Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228.

          Shoup is a partner in Batchelder & Partners, Inc., a financial advisory firm. His business address is 4180 LaJolla Village Drive, Suite 560, LaJolla, California 92037.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

          RHD and Shoup are citizens of the United States.


Item 4.   Purpose of Transaction

          As noted in Amendments No. 1 and No. 2, since their respective purchases of shares of Common Stock of the Issuer reported in the Schedule 13D, each of the Dillon Entities has continued to review and evaluate the Issuer's business and prospects and to follow the price of the Issuer's shares as reported on the various stock exchanges on which such shares are traded; and has considered seeking a greater voice in the affairs of the Issuer.

          On October 20, 1994, the Board of Directors of the Issuer issued a press release in order to announce that the 1994 annual meeting of stockholders of the Issuer (the "1994 Annual Meeting") had been called to be held on December 12, 1994 and that the record date for the determination of stockholders of the Issuer entitled to receive notice of, and vote at, the 1994 Annual Meeting had been set as November 4, 1994. In that press release, the Issuer also provided certain information concerning its current business operations.
As of the date of this Amendment No. 3, representatives of the Issuer have not responded publicly to the questions posed in the October 13, 1994 letter (the "Letter") forwarded by DI to the Board of Directors of the Issuer, which Letter was included as Exhibit 1 to Amendment No. 2, concerning the action required to be taken in order to effect a pro rata distribution to the stockholders of the Issuer of the non-voting Class B shares (the "Fidelity
Class B Shares") of Fidelity Federal Bank, FSB, a federal savings bank ("Fidelity"), currently held by the Issuer; whether a dissolution of the Issuer and liquidation of its assets would be the best strategy to maximize the value to the stockholders of the Issuer of their shares now that the recapitalization and restructuring transaction involving the Issuer and Fidelity (the "Restructuring") has been completed; and why, in light of the Restructuring, the Issuer is still registered with the OTS as a savings and loan holding company.

          In order to protect their respective investments in the Issuer, the Dillon Entities have determined to solicit proxies from the stockholders of the Issuer for election at the 1994 Annual Meeting of a slate of directors in opposition to that expected to be nominated by the Board of Directors of the Issuer. The Dillon slate will consist of RHD, Shoup, Timothy M. Kelley ("Kelley"), Ralph V. Whitworth ("Whitworth") and Jordan M. Spiegel ("Spiegel"). Kelley is Secretary, Treasurer and General Counsel of Donald W. Kelley & Associates, Inc., a real estate consulting and development firm. His business address is 250 E. Broad Street, 11th Floor, Columbus, Ohio 43215. Whitworth is President of Whitworth & Associates, a corporate consulting firm.
 His business address is 801 Pennsylvania Avenue, NW, Suite 747, Washington, D.C. 20004. Spiegel is Executive Vice President of A. B. Laffer, V.A. Canto
& Associates, an economic consulting firm. His business address is Regents Square One, 4275 Executive Square, Suite 330, LaJolla, California 92037.
Any shares of the Issuer held by the Reporting Persons would be voted in favor of each nominee comprising the Dillon slate.

          If elected, it is the intention of the Dillon slate of nominees to propose, subject to their fiduciary duties, that the Issuer (i) effect a pro rata distribution (the "Distribution") to the Issuer's stockholders of the Fidelity Class B Shares held by the Issuer and (ii) thereafter promptly dissolve and liquidate the remaining assets of the Issuer at the best price available (the "Dissolution and Liquidation").

          Because the Issuer is registered with the Office of Thrift Supervision (the "OTS"), the Dillon Entities are filing with the OTS concurrently with the filing of this Amendment No. 3, a request for interpretive advice and advice with respect to the enforcement of the OTS' regulations governing acquisitions of savings associations and savings and loan holding companies set forth in Part 574 of Title 12 of the Code of Federal Regulations (the "OTS Control Regulations"). The Dillon Entities are requesting a determination by the OTS that the OTS will refrain from initiating or recommending enforcement action against the Dillon Entities if the Dillon Entities acquire proxies or otherwise obtain votes from stockholders of the Issuer enabling the Dillon Entities to elect the Dillon slate of nominees without first filing a change of control notice or rebuttal of control submission pursuant to the OTS Control Regulations. If the OTS does not provide the determination sought by the Dillon Entities, the Dillon Entities may elect to (i) not proceed with the proxy solicitation, (ii) file with the OTS a change of control notice or rebuttal of control submission, or (iii) proceed with the proxy solicitation without submitting a change of control notice or rebuttal of control submission on the basis that the Issuer no longer has conclusive or rebuttable control of Fidelity, notwithstanding the Issuer's savings and loan holding company registration status.

          The Dillon Entities will file shortly with the SEC proxy solicitation materials in accordance with Regulation 14A promulgated under the Securities Exchange Act of 1934 with respect to the proposed Dillon slate of nominees for election as directors of the Issuer at the 1994 Annual Meeting.


Item 5.  Interest in Securities of the Issuer

               (a)(b)  As of the date of this Amendment No. 3, DI, RHD,
RHD-IRA, RHD-Foundation and Shoup owned beneficially 647,000, 5,000, 5,000, 2,000 and 2,000 shares of the Issuer's Common Stock, respectively. The number of shares of Common Stock of the Issuer outstanding as of August 12, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994, was 6,595,624. On October 24, 1994, the Issuer publicly announced the issuance of an additional 74,300 shares of Common Stock. Based on the aggregate of these numbers (6,669,924 shares), as of the date of this Amendment No. 3, DI, RHD, RHD-IRA, RHD-Foundation and Shoup owned beneficially approximately 9.70%, .075%, .075%, .030% and .030% of the Issuer's Common Stock, respectively. Each of DI, RHD, RHD-IRA, RHD-Foundation and Shoup exercises sole voting and investment power with respect to the shares of the Issuer beneficially owned by such person.

               (c) None of the Reporting Persons has engaged in any transactions with respect to the shares of Common Stock of the Issuer within the past sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4 above.


Item 7.   Material to Be Filed as Exhibits

          Exhibit A - Joint Filing Agreement, dated November 3, 1994, among the Reporting Persons.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 3, 1994                   Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.,
                                             General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.,
                                             Trustee


                                                Bradley C. Shoup


                                By:  /s/ Bradley C. Shoup
                                         Bradley C. Shoup